Exhibit 12.1

Statement of Computation of Ratios
Preferred Apartment Communities, Inc.
Ratio of Earnings to Fixed Charges

Nine months
ended September 30,
2011
Fixed Charges:
Interest expensed	$929,247
Amortization of deferred loan costs related to mortgage indebtedness	42,986

Fixed Charges	972,233

Earnings:
Net loss	(7,314,552)
Add: Fixed charges	972,233

Earnings	$(6,342,319)

Ratio of Earnings to Fixed Charges	(A )

(A)  Due to the net loss incurred, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $7.3 million to achieve a coverage of 1:1 for the nine months ended September 30, 2011.